Exhibit 99.1

ROYAL BANK OF CANADA

Annual and Special Meeting of Common Shareholders

Toronto, Ontario – April 10, 2015

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual and Special Meeting of Common Shareholders of Royal Bank of Canada (the “Bank”) held on April 10, 2015. Full details of these matters are set out in the Management Proxy Circular issued in connection with this meeting, which is available at www.rbc.com/investorrelations. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the following 15 nominees proposed by management was elected as a Director of the Bank:

Nominee	Votes For	% For	Votes Withheld	% Withheld
W. Geoffrey Beattie	655,879,869	98.47%	10,224,223	1.53%
Jacynthe Côté	663,647,741	99.63%	2,456,736	0.37%
Toos N. Daruvala	662,849,638	99.51%	3,254,842	0.49%
David F. Denison	659,485,152	99.01%	6,619,523	0.99%
Richard L. George	662,811,992	99.51%	3,292,540	0.49%
Alice D. Laberge	661,918,350	99.37%	4,186,181	0.63%
Michael H. McCain	660,690,101	99.19%	5,414,432	0.81%
David I. McKay	663,290,102	99.58%	2,814,427	0.42%
Heather Munroe-Blum	663,442,059	99.60%	2,661,774	0.40%
J. Pedro Reinhard	655,640,453	98.43%	10,463,380	1.57%
Thomas A. Renyi	660,861,552	99.21%	5,243,181	0.79%
Edward Sonshine	647,615,592	97.22%	18,488,237	2.78%
Kathleen P. Taylor	661,048,271	99.24%	5,056,261	0.76%
Bridget A. van Kralingen	660,210,698	99.12%	5,894,034	0.88%
Victor L. Young	656,640,060	98.58%	9,463,771	1.42%

2.	Appointment of Auditor

Deloitte LLP was appointed as the auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld
694,677,114	99.37%	4,396,397	0.63%

3.	Shareholder advisory vote on approach to executive compensation.

Votes For	% For	Votes Against	% Against
634,662,037	95.28%	31,428,448	4.72%

4.	Special Resolution to implement changes to variable compensation for certain RBC employees in the United Kingdom to comply with new regulatory requirements

Votes For	% For	Votes Against	% Against
653,105,051	98.06%	12,921,031	1.94%

5.	Proposal No. 1 – Compensation Report

Votes For	% For	Votes Against	% Against	Abstentions*
21,431,362	3.24%	640,934,572	96.76%	3,593,095

6.	Proposal No. 2 – Stock Options

Votes For	% For	Votes Against	% Against	Abstentions*
33,947,359	5.12%	628,929,088	94.88%	3,116,109

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.